

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2024

Tom Berry
Chief Executive Officer
ILS Fixed Horizon LLC
PO Box 1227
210 Market Street
El Campo, TX 77437

      Re: ILS Fixed Horizon LLC
          Amendment No. 5 to Offering Statement on Form 1-A
          Filed December 22, 2023
          File No. 024-12055

Dear Tom Berry:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 6, 2023 letter.

Amended Offering Statement on Form 1-A

Cover Page

1.   It remains unclear what security interest you are referencing in your response to prior comment 1. We note your disclosure on page 18 that debt units are subordinated debts and it appears from the subscription agreement that holders of debt units are unsecured creditors. Please reconcile with your disclosure on page 3 that the the debt units are secured. Explain clearly the nature of any security interest and how that interest is perfected in favor of the holders of the debt units.

2.   Please address the third part of prior comment 3. Revise your cover page to include risk factor disclosure to address (3) there are numerous conflicts of interest between the company, company management, company affiliates and the debt unit holders whereby company affiliates will be compensated to provide various services including investment

of assets, conducting due diligence on borrowers, and selling loans. We note that you included risk factors on the facing page, or Part I, but not on the cover page of the offering circular. Please revise to address the appropriate risk factors on the cover page of the offering circular. Also, please ensure the risks are consistent with your disclosure elsewhere in the offering circular including your statement that the principal is not subject to this restriction in reference to your Manager's discretion to pay.

3. Please revise to indicate how long the company will take to accept or reject the subscription agreements submitted by investors.

Offering Circular Summary, page 13

4. Please include the diagram provided in response to prior comment 5 in the summary. Also, please describe clearly your investment thesis and the risk profile of the notes you plan to acquire; namely, fixed-income producing properties, preferable in the SFR, mobile, and commercial property space. The notes are generally rental notes, seller financed owner-occupied notes, or owner-occupied notes, as referenced in your prior response.

5. Refer to your response to prior comment 7. Please describe clearly in the offering circular the roll over feature of the units and confirm your understanding that any units issued pursuant to a roll over will be counted toward the total offering amount. Also, clarify which document sets forth the terms of the rollover feature as it does not appear to addressed in the subscription agreement.

6. Refer to prior comment 8. Please clarify whether if a withdrawal is requested outside of the agreed-upon withdrawal period, whether there are circumstances where the Manager may exercise its discretion to honor that withdrawal, and explain those circumstances.

Competitive Strengths, page 16

7. We note your statement that "ILS affiliated funds have raised over $100,000,000 dollars in investor capital, producing solid returns throughout." Revise to clarify that there is no assurance that the investors in the Debt Units will have similar returns and that prior performance of ILS affiliated funds does not mean investors will obtain any returns on the Debt Units.

Reporting requirements Under Tier 2 of Regulation A, page 16

8. Please revise to clarify that the company will be required to update the financial statements in the offering statement, through a post-qualification amendment, at least every 12 months after the qualification date. See Rule 252(f)(2)(i) of Regulation A.

The Offering, page 17

9. We note your response to comment 9 and your revised disclosure that the offering period will "terminate upon the earlier of: (i) the completion of the sale of all Units, or (ii) after a

period of three (3) years … subject to extension … by the issuer….” Please note that the offering can not be extended beyond three years. Please revise your disclosure as appropriate.

Risk Factors, page 20

10.   We note the revisions made in response to prior comments 11 and 12. Please revise further to fully address those comments. We note many of the headings do not clearly describe the risks discussed and you continue to refer generically to affiliates.

Use of Proceeds, page 30

11.   Please add back the tables showing the use of proceeds assuming you raise less than the full amount of the offering, which you appear to have deleted, or advise.

12.   We note your response to comment 14 and your disclosure that the company expects to use the proceeds to “(ii) provide private loans to Borrowers for real-estate related activities….” Please revise to clarify that the proceeds will be used to purchase Notes from ILS Lending LLC and Pearl Funding LLC and that those affiliates will make the loans for those noted purposes including short-term flipping sales, development of projects, or refurbishing of purchased homes.

Beneficial Ownership, page 45

13.   Refer to prior comment 18. Please include the listing of all executive officers as a group in the table, as a separate line. Also, please fix the heading which refers to non-voting securities as the table appears to include voting shares. Revise your title in this section to indicate the section addresses the beneficial ownership of the company. Please also revise to indicate the amount and nature of the beneficial ownership in the table. Finally, revise to include the address of the beneficial owners. See Item 12 in Part II of Form 1-A.

Compensation of Management and Directors, page 45

14.   Please disclose in the offering statement the maximum management fee and the fees that are payable at various levels as provided in your response to prior comment 16. Also revise to state whether any compensation was awarded to, earned by, or paid to Donald Sutton or Tom Berry by any person for all services rendered in all capacities to the company, whether directly or indirectly, for the fiscal year ended December 31, 2023.

Certain Relationships and Related Party Transactions, page 46

15.   Refer to prior comment 21. We note the diagram you provided as an exhibit provides that excess profits go to ILS Legacy Holdings LLC. Please reconcile with your response that the Manager shall earn any excess profits remaining after Debt Payments due to Investors. Also, please add risk factor disclosure regarding the lack of any agreement governing the distribution of excess profits.

16. Please revise to provide a range for the advisor operating expenses, organization and offering expenses, labor cost for management and accounting of the company, office leasing, facilities, supplies, computer software, and tax preparation and filing expenses that the company will reimburse to affiliated companies in the future.

Signatures, page 60

17. Please revise to include the signature for the issuer ILS Fixed Horizon LLC. Please see the Signatures section in Form 1-A.

18. Please revise to reflect that the offering statement is also signed by the principal financial officer, principal accounting officer, and a majority of the members of the Company's board of directors or other governing body. See Instruction 1 to the Instructions to Signatures of Form 1-A.

Exhibit A - Audited Financial Statements Report, page 61

19. We note you include your audited financial statements as Exhibit A after your Signature page. Please revise to include your financial statements in your offering circular prior to Part III – Index to Exhibits. Please note Part F/S is located in the offering circular in Part II of Form 1-A.

20. Please revise the offering circular to provide the interim financial statements required by Part F/S of Form 1-A. See Part F/S (b)(3)(B) and Part F/S (c).

Exhibits

21. Please further revise the legal opinion to opine that the debt securities will be binding obligations of the registrant and not merely the subscription agreement.

22. Please further revise Table III in Exhibit 15.1 to provide disclosure on an annual basis for each program, including income, cash flow and distributions. Also, tell us how you calculated the estimated value per share. Finally, tell us why you do not appear to have included ILS RE Capital and ILS RE Capital 2 in the tables.

23. Please file an updated accounting consent.

Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction